UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Greenhold Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

395304 10 8

(CUSIP Number)

Stanford Venture Capital Holdings, Inc.

5050 Westheimer Road

Houston, Texas 77056

Attention: P. Mauricio Alvarado, Esq.

Telephone No.: (713) 964-5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Stanford Venture Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 262,500,000 shares of Common Stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 262,500,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,500,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 395304 10 8	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON R. Allen Stanford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware and Antigua

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 262,500,000 shares of Common Stock 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 262,500,000 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,500,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.3% of Common Stock
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVCH”) and R. Allen Stanford (“Stanford”) (SVCH and Stanford are sometimes collectively referred to herein as the “Reporting Persons”), hereby make this single joint filing statement on Schedule 13D to report the beneficial ownership of shares of common stock (“Common Stock”) of Greenhold Group, Inc., a Florida corporation (the “Issuer”). As described in this Schedule 13D, Stanford is joining SVCH in filing this Schedule 13D because, as the sole shareholder of SVCH, Stanford may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by SVCH. The filing of this Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

Item 1 Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 835 Bill Jones Industrial Drive, Springfield, Tennessee 37172.

Item 2 Identity and Background

(a) - (c) This statement is being filed jointly by Stanford Venture Capital Holdings, Inc., a Delaware corporation (“SVCH”), and R. Allen Stanford, a citizen of the United States and Antigua (“Stanford”). The business address of SVCH and Stanford is 5050 Westheimer Road, Houston, Texas 77056. Stanford is a director of SVCH and is the sole shareholder of SVCH. SVCH’s principal business is to provide investment capital and other funding to companies in various industries.

(d)-(e) During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) effective as of October 18, 2004, by and between the Issuer and Golf Acquisition, Inc., a Florida corporation (“GOLF”), SVCH acquired 55,300,000 shares of Common Stock of the Issuer. SVCH acquired such shares in exchange for all of its shares of common stock of GOLF. The Merger Agreement is attached as Exhibit 10.1 to this Schedule 13D.

Pursuant to a Securities Purchase Agreement (“Securities Purchase Agreement”) dated October 15, 2004, SVCH agreed to make an aggregate investment in Datrek Acquisition, Inc., a Florida corporation (“Datrek”) of $4,500,000, in several tranches, subject to the conditions of that agreement (the “Investment”). Subsequently, pursuant to a merger of a wholly owned subsidiary of GOLF with and into Datrek, Datrek became a wholly owned subsidiary of GOLF. GOLF then merged with and into the Issuer (the “Merger”). The Investment is in the form of shares of common stock of Datrek and, following the consummation of the Merger, shares of common stock of the Issuer. For its aggregate investment of $4,500,000, SVCH will receive an aggregate of 157,500,000 shares of Common Stock. The initial tranche under the Securities Purchase Agreement, upon which SVCH received 55,300,000 shares of Common Stock in exchange for $1,580,000, occurred on October 18, 2004. The second tranche under the Securities Purchase Agreement was closed on October 21, 2004, upon which SVCH received an additional 19,600,000 shares of Common Stock. For more information on SVCH’s right to acquire shares of the Common Stock of the Issuer, please review the Securities Purchase Agreement which is attached as Exhibit 10.2 to this Schedule 13D.

On October 15, 2004, Datrek, Datrek Professional Bags, Inc. (“DPB”) and the principal shareholders of DPB entered into an Asset Purchase Agreement in which Datrek agreed to purchase all of the assets of DPB for an aggregate purchase price of $8,115,000 consisting of cash, promissory notes and 2,200,000 shares of common stock of Datrek, subject to the conditions of that agreement (the “Datrek Purchase Agreement”). As described above, Datrek subsequently became a wholly owned subsidiary of GOLF, which in turn merged with and into the Issuer.

On October 15, 2004, Miller Acquisition, Inc., a Florida corporation and wholly owned subsidiary of GOLF (“Miller”) and Miller Golf Company, LLC (“MGC”) entered into an Asset Purchase Agreement in which Miller agreed to purchase all of the assets of MGC for an aggregate purchase price consisting of 3,000,000 shares of common stock of GOLF, subject to the conditions of that agreement (the “Miller Purchase Agreement”). Following the Merger the 3,000,000 shares of common stock of GOLF were converted into 105,000,000 shares of Common Stock. MGC is 95% owned by SVCH and, accordingly, SVCH is deemed to beneficially own such shares of Common Stock.

Item 4. Purpose of Transaction

The Reporting Persons purpose in acquiring the shares of Common Stock reported in Item 5(a) hereof is for investment purposes. Except as set forth herein and in the attached exhibits, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) As of October 25, 2004, the Reporting Persons beneficially own, or have the right to acquire within 90 days of the date hereof, 262,500,000 shares of Common Stock. The Reporting Persons are deemed to beneficially own 71.3% of the Issuer’s issued and outstanding Common Stock. SVCH directly beneficially owns all the shares of Common Stock to which this Schedule 13D relates. Stanford, as the sole shareholder of SVCH, could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by SVCH.

(b) SVCH, together with Stanford, has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a) hereof.

(c) The Reporting Persons only transaction in shares of Common Stock during the past 60 days was the consummation of the Merger Agreement and the Securities Purchase Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Item 3 of this Schedule 13D and in the attached exhibits, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which SVCH or Mr. Stanford is a party or is subject.

Item 7. Materials to be filed as Exhibits

10.1	Agreement and Plan of Merger effective as of October 18, 2004, by and among the Issuer, the principal stockholder of the Issuer and GOLF.

10.2	Securities Purchase Agreement dated as of October 15, 2004, by and between SVCH and Datrek.

99.1	Joint Filing Agreement, dated as of October 27, 2004, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2004	/s/ R. Allen Stanford
R. Allen Stanford

STANFORD VENTURE CAPITAL HOLDINGS, INC.

Date: October 27, 2004	/s/ James M. Davis
	Name:	James M. Davis
	Title:	President

EXHIBIT INDEX

10.1	Agreement and Plan of Merger effective as of October 18, 2004, by and among the Issuer, the principal stockholder of the Issuer and GOLF.

10.2	Securities Purchase Agreement dated as of October 15, 2004, by and between SVCH and Datrek.

99.1	Joint Filing Agreement, dated as of October 27, 2004, by and between Stanford Venture Capital Holdings, Inc. and R. Allen Stanford.